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                             (CANWEST GLOBAL LOGO)


FOR IMMEDIATE RELEASE
JANUARY 6, 2006

                           NOTICE OF INVESTOR DAY 2006

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                         INVESTOR DAY - JANUARY 26, 2006
                                TORONTO, ONTARIO

WINNIPEG: On January 26, 2006 CanWest's senior management team will provide investors with an overview of the performance, strategy and outlook in each of the Company's operations. The event will feature presentations and remarks from Leonard Asper, CanWest President and CEO; Tom Strike, President, CanWest MediaWorks International; Peter Viner, President & CEO, CanWest MediaWorks; John Maguire, Chief Financial Officer and other CanWest executives. The programs will provide opportunities for question and answers with CanWest's senior management team.

Interested analysts and institutional investors are invited to participate in person in Toronto at the King Edward Hotel (Vanity Ballroom), 37 King Street East or via teleconference call. For those attending in person, breakfast will be served at 8:00 am with formal presentations and remarks beginning at 9:00 am. Lunch will also be served with the event wrapping up at 1:30 pm.

Those wishing to attend in person please RSVP to rhooper@canwest.com or 204-925-2025.

If you wish to participate in the conference call, please note the call-in numbers shown below. All interested participants will require this number to access the teleconference.

Participation in Investor Day is for analysts and investors only.

Media may participate on the conference call in listen-only mode.

CONFERENCE CALL-IN NUMBER:           416-640-4127 OR 800-814- 4862
REPLAY PHONE NUMBER:                 416-640-1917 OR 877-289-8525
ENTER RESERVATION #:                 21157856# (REPLAY IS ACCESSIBLE FOR 5 DAYS)

AUDIO STREAM AND POWERPOINT PRESENTATION IS ALSO AVAILABLE AT
WWW.CANWESTGLOBAL.COM


For more information contact

Dalbir Bains
Vice President, Strategic Planning and Investor Relations
(204) 956-2025